September 12, 2024

Judith I. Wawroski
Chief Accounting Officer and Treasurer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, TX 78042

       Re: International Bancshares Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           File No. 000-09439
Dear Judith I. Wawroski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

1.     We note your disclosure on page 12 that your commercial real estate (
CRE   ) loans are
       disaggregated into three classes: other construction & land development, farmland
       & commercial, and multifamily loans. We also note that your total CRE loans among these three classes were approximately $5.3 billion at December 31, 2023, which comprised about 65% of your total gross loans. Please revise your future periodic filings to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to an
investor   s understanding
       of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding owner-occupied and non-owner-occupied CRE loans, current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, and disclose the extent of your exposure by industry or borrower type, such as office, retail, hotel and multifamily, etc.
 September 12, 2024
Page 2

2.     We note your statement on page 20 that your CRE loans    carry risk of
repayment when
       market values deteriorate, the business experiences turnover in key management, the business has an inability to attract or keep occupancy levels stable, or the market experiences an exit of a specific business type that is significant to the local economy,
       such as a manufacturing plant.    Additionally, we note that the total
of non-accrual loans
       among your three CRE loan classes increased by approximately $84.5 million at June 30,
       2024, when compared to December 31, 2023, as disclosed in the table on page 20 of your
       Form 10-Q for the fiscal quarter ended June 30, 2024. Please revise your future periodic filings to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current CRE environment. Liquidity and Capital Resources, page 15

3. We note your disclosure of various funding sources used by, and available to, the
       Company, such as deposits and lines of credit. Please revise your future periodic filings to disclose quantitative amounts of material sources of liquidity, to the extent it is necessary to understand your financial condition, any current and anticipated material changes in trends related to your liquidity requirements and your plans related to such changes.
       Additionally, please revise your future periodic filings to include a discussion of material cash requirements from known contractual and other obligations, separately in the short-
       term and long-term. Please refer to Item 303(b)(1) of Regulation S-K. Notes to Consolidated Financial Statements
(4) Allowance for Credit Losses, page 46

4. We note your disclosure on page 51 of loans accounted for on a non-accrual basis. Please revise your future periodic filings to also disclose the amortized cost basis of your loans on non-accrual status, disaggregated by class of loan, for which there is no related allowance for credit losses as of the reporting date. Please refer to ASC 326-20-50-16.
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Notes to Consolidated Financial Statements
Note 2     Fair Value Measurements, page 10

5. We note your tabular disclosure on page 12 of assets measured at fair value on a non-
       recurring basis. We also note your disclosure that you had $101.7 million and $46.5 million of doubtful commercial collateral dependent loans as of June 30, 2024 and
       December 31, 2023, respectively. Please tell us how the amount of
Watch List
       Doubtful Loans    in the tabular presentation on page 12 reconciles to
the amount of
       doubtful commercial collateral dependent loans noted above, at both of the June 30, 2024 and December 31, 2023 reporting dates. In your response, please also tell us how the above noted balances relate to the amount of such loans which had an appraisal or internal evaluation performed within the immediately preceding twelve months. Please revise future periodic filings as appropriate to clearly describe how these amounts are related.
Note 4     Allowance for Credit Losses, page 15

6. We note your disclosure on page 19 that you recognized a charge-down of approximately
       $25.6 million in the six months ended June 30, 2024, related to a commercial loan secured
 September 12, 2024
Page 3

       by equipment and pipeline infrastructure used in the oil and gas industry. We also note your disclosure that the customer declared bankruptcy in the third quarter of 2023, and that the assets collateralizing the loan were awarded to a principal owner of the business upon foreclosure in March 2024. Please address the following:
           Tell us how the allowance for credit losses related to this loan was determined and reported in prior quarterly and annual periods from the point it was classified as
           Watch List     Doubtful and concurrently placed on non-accrual
status in the fourth
           quarter of 2022 through the customer   s bankruptcy in the third
quarter of 2023 and
           the charge-down in the first quarter of 2024.
           Additionally, please tell us how you concluded that no disclosure was required related
           to the customer   s bankruptcy proceedings in your Form 10-Q for the
fiscal quarter
           ended September 30, 2023, or your Form 10-K for the fiscal year ended December
           31, 2023, considering the disclosure objectives in ASC 326-20-50.
7. We note from the table presenting balances of loans individually or collectively evaluated for impairment at the bottom of page 19 and additional disclosures on page 20 that there was an increase in commercial real estate multifamily loans individually evaluated for impairment at June 30, 2024 attributed to two relationships secured by apartments that
       were downgraded to Watch List     Doubtful in the first six months of
2024. We further
       note that there was no allowance related to these loans at June 30, 2024. Given your policy disclosure on page 16 that substantially all of your loans evaluated as Watch List
       Doubtful are measured using the fair value of collateral method, please tell us in detail how you determined the fair value of the collateral related to these loans and concluded that no allowance was required, including any consideration given to the guidance in ASC
       326-20-35-4 and 35-5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or Amit Pande at 202-551-3423 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance